File № 82-4257

VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«06» may 2004
№ 1101/2919

04030353

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSING SECTION RECEIVED MAY 20 2004

Re: Exemption № 82-4257

SUPPL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you Message of the Material Facts.

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dlw 5/24

Data able to affect significantly the cost of the issuer's securities.

«Data related to alterations in the composition of the issuer's shareholders having in their possession not less than 5% of the issuer's ordinary shares».

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Russian Federation, Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999.
3. Identification tax number: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.
6. Full corporate name of the commercial institution – the issuer's shareholder: Closed joint-stock company «APK-HOLDING».
7. Portion of the issuer's ordinary shares being in possession of the above institution before alteration: 13.23%.
8. Portion of the issuer's ordinary shares being in possession of the above institution after alteration: 13.54%.
9. Data when the issuer learned about the alteration in the portion of the issuer's ordinary shares being in possession of the above institution: 12.04.2004.

Deputy Chairman of
Bank «Vozrozhdeniye»
April 13th 2004

A.V.Dolgopolov

Data able to affect significantly the cost of the issuer's securities.

«Data related to alteration in the portion of the issuer's participation in the authorized capital of another commercial institution having not less than 5% or the portion of ordinary shares of another joint-stock company having not less than 5%.»

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Russian Federation, Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999.
3. Identification tax number: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.
6. Full corporate name of the commercial institution, in the authorized capital of which the share of participation of Bank «Vozrozhdeniye» has changed: Limited company «Strakhovoy Capital».
7. Location of the commercial institution, in the authorized capital of which the share of participation of Bank «Vozrozhdeniye» has changed: ul.Kuznetskiy Most, 16, 103031, Moscow-city.
8. Share of participation of Bank «Vozrozhdeniye» in the authorized capital of the limited company «Strakhovoy Capital» before alteration: 25.2%.
9. Share of participation of Bank «Vozrozhdeniye» in the authorized capital of the limited company «Strakhovoy Capital» after alteration: 0%.
10. Date of alteration in the share of participation of Bank «Vozrozhdeniye» in the authorized capital of the limited company «Strakhovoy Capital»: 05.04.2004.

Deputy Chairman of
Bank «Vozrozhdeniye»
April 5th 2004.

A.V.Dolgopolov

Data able to affect significantly the cost of the issuer's securities.

«Data related to alterations in the composition of the issuer's shareholders having in their possession not less than 5% of the issuer's ordinary shares».

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Russian Federation, Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999.
3. Identification tax number: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.
6. Full corporate name of the commercial institution – the issuer's shareholder: Closed joint-stock company «APK-HOLDING».
7. Portion of the issuer's ordinary shares being in possession of the above institution before alteration: 13.54%.
8. Portion of the issuer's ordinary shares being in possession of the above institution after alteration: 0%.
9. Data when the issuer learned about the alteration in the portion of the issuer's ordinary shares being in possession of the above institution: 27.04.2004.

Deputy Chairman of
Bank «Vozrozhdeniye»
April 27th 2004

A.V.Dolgopolov

Data able to affect significantly the cost of the issuer's securities.

«Data related to alterations in the composition of the issuer's shareholders having in their possession not less than 5% of the issuer's ordinary shares».

1. Full corporate name of the issuer: Open Joint-stock company Bank «Vozrozhdeniye».
2. Location of the issuer: Russian Federation, Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999.
3. Identification tax number: 5000001042.
4. Unique code of the issuer: 1439.
5. Internet site used for publishing messages about the material facts: http://www.vbank.ru/akc/events.html.
6. Full corporate name of the commercial institution – the issuer's shareholder: Closed joint-stock company «NOMARIS».
7. Portion of the issuer's ordinary shares being in possession of the above institution before alteration: 0%.
8. Portion of the issuer's ordinary shares being in possession of the above institution after alteration: 13,54%.
9. Data when the issuer learned about the alteration in the portion of the issuer's ordinary shares being in possession of the above institution: 27.04.2004.

Deputy Chairman of
Bank «Vozrozhdeniye»
April 27th 2004

A.V.Dolgopolov